1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

June 10, 2021

VIA EDGAR AND SECURE TRANSFER

MISTER CAR WASH, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Katherine Bagley

Lilyanna Peyser

Robert Shapiro

Theresa Brillant

Re:	Mister Car Wash, Inc.

Registration Statement on Form S-1 (File No.: 333-256697)

Ladies and Gentlemen:

On behalf of Mister Car Wash, Inc. (the “Company”), we hereby submit a preliminary price range in connection with the Company’s proposed initial public offering (the “IPO”). The Company intends to include the proposed bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-256697) (the “Registration Statement”), which price range the Company expects will be within the range provided below. The provided terms are the Company’s current estimate of the public offering price based on current market information, and before giving effect to a forward stock split the Company expects to effect in connection with the IPO. The Company expects to file an amendment to the Registration Statement with the bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K on or about [***].

June 10, 2021

The Company expects to have a bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K within the preliminary price range of $[***] to $[***] per share (before giving effect to a forward stock split the Company expects to effect prior to the amendment to the Registration Statement that will include such price range). Based on the midpoint of the price range set forth above, it is currently anticipated that the Company and selling stockholders will sell shares in the IPO with an aggregate value of approximately $[***] ($[***] inclusive of the underwriters’ option to purchase additional shares).

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * * *

Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to Drew Capurro at (714) 755-8008.

Very truly yours,

/s/ Drew Capurro
Drew Capurro of LATHAM & WATKINS LLP

cc:	(via email)

Jedidiah Gold, Chief Financial Officer, Mister Car Wash, Inc.

Lisa Bossard Funk, General Counsel, Mister Car Wash, Inc.

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP

William B. Brentani, Simpson Thacher & Bartlett LLP

David W. Azarkh, Simpson Thacher & Bartlett LLP

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